SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 19, 2010

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of March 31, 2010, together with the limited review report on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of March 31, 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of March 31, 2010, and the related consolidated statements of income and cash flows for the three-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily of applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in Note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

4.
As further explained in Note 22, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above in order for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards effective in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2009, and the statements of income, changes in shareholders’ equity and cash flows of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 30, 2009, which were presented for comparative purposes, we report that:

a)
On February 11, 2010, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2009, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2009.

b)
On May 11, 2009, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the three-month period ended March 31, 2009, which included qualifications due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying financial statements.

The financial statements as of March 31, 2009 originally issued were adjusted to give retroactive effect to the merger with Nuevo Banco Bisel S.A., as mentioned in note 3.1. the accompanying financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. were derived from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of March 31, 2010, the liabilities accrued in employee and employer contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 12,533,270, none of which was due as of that date.

City of Buenos Aires,
May 7, 2010

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

FINANCIAL STATEMENTS AS OF
MARCH 31, 2010

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:  Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Carlos M. Szpunar
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2010	12/31/2009
ASSETS

A.	CASH
	Cash on hand	1,075,640	1,110,141
	Due from banks and correspondents
	Central Bank of Argentina	2,761,352	2,693,319
	Local Other	14,430	11,299
	Foreign	481,079	324,410
	Other	242	237
		4,332,743	4,139,406

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings in investment accounts	212,011	659,371
	Holdings for trading or financial intermediation	1,357,738	1,114,043
	Unlisted government securities	73,531	73,645
	Instruments issued by the Central Bank of Argentina	4,890,855	4,565,724
	less: Allowances (Exhibit J)	(47)	(44)
		6,534,088	6,412,739

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	338,310	205,817
	To the financial sector
	Interbank financing	4,579	50,000
	Other financing to Argentine Financial Institutions	48,595	40,442
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	272	474
	To the non-financial private sector and foreign residents
	Overdrafts	1,176,199	1,348,982
	Documents	1,323,802	1,396,939
	Mortgage loans	777,704	716,390
	Pledged loans	280,982	261,251
	Personal loans	3,588,006	3,400,982
	Credit cards	899,836	893,450
	Other (Note 6.1.)	2,301,071	2,075,770
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	171,984	172,589
	less: Unearned discount	(19,257)	(20,466)
	less: Allowances (Exhibit J)	(402,417)	(416,233)
		10,489,666	10,126,387

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2010	12/31/2009
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,528,476	1,259,703
	Amounts receivable from spot and forward sales pending settlement	67,144	1,343
	Securities and foreign currency receivable from spot and forward purchases pending settlement	59,721	592,941
	Unlisted corporate bonds (Exhibits B, C and D)	156,263	30,104
	Receivables from forward transactions without delivery of underlying asset	3,188	5,295
	Other receivables not covered by debtors classification standards (Note 6.2)	635,828	547,927
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	72,130	65,461
	less: Allowances (Exhibit J)	(231,229)	(230,655)
		2,291,521	2,272,119

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases (Exhibits B, C and D)	218,541	242,550
	less: Allowances (Exhibit J)	(2,975)	(3,314)
		215,566	239,236

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	366,298	347,862
	Other	53,028	50,192
	less: Allowances (Exhibit J)	(747)	(747)
		418,579	397,307

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	10,743	12,231
	Minimum presumed income tax - Tax Credit	10,170	10,170
	Other (Note 6.3.)	369,339	319,837
	Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	559	481
	less: Allowances (Exhibit J)	(13,952)	(13,949)
		376,859	328,770

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	392,681	396,645

I.	OTHER ASSETS (Exhibit F)	118,255	112,874

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	52,937	55,045
	Organization and development costs	155,205	147,568
		208,142	202,613

K.	ITEMS PENDING ALLOCATION	2,115	2,637

TOTAL ASSETS		25,380,215	24,630,733

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2010	12/31/2009
LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	3,437,682	3,046,958
	From the financial sector	10,938	14,046
	From the non-financial private sector and foreign residents
	Checking accounts	2,664,069	2,649,706
	Savings accounts	3,096,942	3,177,739
	Time deposits	7,515,310	7,138,604
	Investment accounts	54,122	52,286
	Other (Note 6.4.)	428,416	396,100
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	53,220	61,213
		17,260,699	16,536,652

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	1,877	1,849
	Banks and International Institutions (Exhibit I)	30,041	219,743
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	609,485	601,016
	Amounts payable for spot and forward purchases pending settlement	59,541	540,290
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,365,662	1,047,557
	Financing received from Argentine financial institutions (Exhibit I)
	Interbank financing	62,182	145,000
	Other financing received from Argentine Financial Institutions	18,611	18,957
	Accrued interest payables	15	78
	Other (Note 6.5. and Exhibit I)	638,825	645,582
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	41,535	50,383
		2,827,774	3,270,455

N.	OTHER LIABILITIES
	Other (Note 6.6.)	1,007,613	814,251
		1,007,613	814,251

O.	PROVISIONS (Exhibit J)	79,061	74,411

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	598,156	572,473

Q.	ITEMS PENDING ALLOCATION	2,071	3,690

TOTAL LIABILITIES		21,775,374	21,271,932

SHAREHOLDERS' EQUITY (As per related statement)		3,604,841	3,358,801

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		25,380,215	24,630,733

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010	12/31/2009
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	10,334,601	10,311,074

Contingent	4,288,300	4,162,339
Guarantees received	3,817,839	3,656,155
Other not covered by debtors classification standards	322	359
Contingent debit-balance contra accounts	470,139	505,825
Control	4,915,418	5,126,009
Receivables classified as irrecoverable	807,126	784,046
Other (Note 6.7.)	3,895,952	4,080,777
Control debit-balance contra accounts	212,340	261,186
Derivatives	1,130,883	1,022,726
Notional value of put options taken (Note 11.d))		25,229
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	719,970	461,234
Interest rate swap (Note 11.b))	158,350	157,917
Derivatives debit-balance contra accounts	252,563	378,346

CREDIT-BALANCE ACCOUNTS	10,334,601	10,311,074

Contingent	4,288,300	4,162,339
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	120,891	124,324
Other guarantees provided not covered by debtors classification standards	130,966	130,826
Other covered by debtors classification standards (Exhibits B, C and D)	218,282	250,675
Contingent credit-balance contra accounts	3,818,161	3,656,514
Control	4,915,418	5,126,009
Checks to be credited	212,340	261,186
Control credit-balance contra accounts	4,703,078	4,864,823
Derivatives	1,130,883	1,022,726
Notional value of call option sold (Note 11.e))	23,238	22,030
Notional value of put options sold (Note 11.c))	71,845	69,900
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	157,480	286,416
Derivatives credit-balance contra account	878,320	644,380

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
AS OF MARCH 31, 2010 AND 2009
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2010	03/31/2009 (1)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	3	36
	Interest on loans to the financial sector	2,044	3,382
	Interest on overdrafts	55,691	95,947
	Interest on documents	34,074	56,072
	Interest on mortgage loans	24,927	25,728
	Interest on pledged loans	11,479	16,325
	Interest on credit card loans	43,741	43,931
	Interest on other loans	300,736	258,928
	Interest on other receivables from financial intermediation	18	29
	Income from government and private securities, net (Note 6.8.)	363,026	188,292
	Income from guaranteed loans - Presidential Decree No. 1,387/01	20	3,138
	CER (Benchmark Stabilization Coefficient) adjustment	950	4,949
	CVS (Salary Variation Coefficient) adjustment	176	158
	Difference in quoted prices of gold and foreign currency	39,913	36,985
	Other (Note 6.9.)	26,336	135,762
		903,134	869,662

B.	FINANCIAL EXPENSE
	Interest on checking accounts	2,641	4,361
	Interest on savings accounts	4,379	4,018
	Interest on time deposits	218,721	318,892
	Interest on interfinancing received loans	1,143	318
	Interest on other financing from Financial Institutions	2	3
	Interest on other liabilities from financial intermediation	16,168	22,093
	Interest on subordinated bonds	14,097	13,148
	Other interest	489	1,097
	CER adjustment	1,412	1,878
	Contribution to Deposit Guarantee Fund	7,336	6,606
	Other (Note 6.10.)	35,338	35,586
		301,726	408,000

	GROSS INTERMEDIATION MARGIN - GAIN	601,408	461,662

C.	PROVISION FOR LOAN LOSSES	35,198	22,680

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	17,872	11,841
	Related to deposits	165,323	154,794
	Other commissions	5,767	6,573
	Other (Note 6.11.)	69,450	53,571
		258,412	226,779

(1) See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
AS OF MARCH 31, 2010 AND 2009
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

		03/31/2010	03/31/2009 (1)

E.	SERVICE-CHARGE EXPENSE
	Commissions	14,700	12,657
	Other (Note 6.12.)	43,523	37,977
		58,223	50,634

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	256,290	213,298
	Directors' and statutory auditors' fees	2,750	10,933
	Other professional fees	15,718	14,662
	Advertising and publicity	8,253	6,723
	Taxes	18,006	16,070
	Depreciation of bank premises and equipment	13,291	12,328
	Amortization of organization and development costs	8,940	7,240
	Other operating expenses (Note 6.13.)	50,945	43,557
	Other	4,350	4,129
		378,543	328,940

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	387,856	286,187

G.	OTHER INCOME
	Income from long-term investments	21,508	8,256
	Penalty interest	6,275	5,273
	Recovered loans and allowances reversed	22,502	9,788
	CER adjustments	34	15
	Other (Note 6.14.)	6,775	8,870
		57,094	32,202

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	8	6
	Charges for other receivables uncollectibility and other allowances	6,966	5,670
	Amortization of differences related to court orders	3,984	4,377
	Depreciation and loss of other assets	551	525
	Goodwill amortization	2,108	2,108
	Other (Note 6.15.)	5,793	4,397
		19,410	17,083

	NET INCOME BEFORE INCOME TAX - GAIN	425,540	301,306

I.	INCOME TAX (Note 4.)	179,500	145,350

	NET INCOME FOR THE PERIOD - GAIN	246,040	155,956

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
AS OF MARCH 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010								03/31/2009 (1)
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	613,753		211	1,747,091	3,358,801	2,821,911

Own shares reacquired									(52,559)

Net income for the period- Gain							246,040	246,040	155,956

Balances at the end of the period	594,485	398,750	4,511	613,753		211	1,993,131	3,604,841	2,925,308

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
AS OF MARCH 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010	03/31/2009 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of the fiscal year	4,139,611	3,083,272
Cash at end of the period	4,448,526	3,132,906
Net increase in cash	308,915	49,634

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	1,192,037	(470,202)
Loans
To the financial sector	39,513	35,344
To the non-financial government sector	(132,455)	(37,908)
To the non-financial private sector and foreign residents	176,147	542,034
Other receivables from financial intermediation	(594,665)	(803,843)
Assets subject to financial leases	36,510	43,911
Deposits
From the financial sector	(3,108)	(6,341)
From the non-financial government sector	327,009	7,460
From the non-financial private sector and foreign residents	188,234	729,698
Other liabilities from financial intermediation
Financing facilities from the financial sector	(83,961)	15,459
Others (except liabilities included under financing activities)	(443,681)	313,805
Collections related to service-charge income	258,360	225,350
Payments related to service-charge expenses	(57,450)	(50,749)
Administrative expenses paid	(345,308)	(289,378)
Payment of organization and development costs	(16,370)	(8,524)
Net collections related to punitive interest	6,267	5,267
Differences from payments related to court orders	(4,191)	(6,377)
Collections of dividends from other companies		6
Other collections related to other income and losses	7,413	7,652
Net payments for other operating activities	(21,994)	(8,632)
Payment of income tax	(44,176)	(12,614)
Net cash flows generated in operating activities	484,131	231,418

(1) See Note 3.1.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
AS OF MARCH 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010	03/31/2009 (1)
Investing activities
Net payments for bank premises and equipment	(8,657)	(4,703)
Net payments for other assets	(6,569)	(20,605)
Payments for purchase of investments in other companies		(6)
Other collections / (payments) for other investing activities	235	(446)
Net cash flows used in investing activities	(14,991)	(25,760)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(17,367)	(17,389)
Central Bank of Argentina
Other Other	28	(77,652)
Banks and International Institutions	(190,820)	(18,045)
Subordinated corporate bonds		(481)
Financing received from Argentine financial institutions	(595)	(2,993)
Other payments for financing activities
Own shares reacquired		(52,559)
Net cash flows used in financing activities	(208,754)	(169,119)

Financial income and holding gains on cash and cash equivalents	48,529	13,095

Net increase in cash	308,915	49,634

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In December 2001, 2004 and 2006, the Bank acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A. (see note 2.6), respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock in 2007.

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I.S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of March 31, 2010 and December 31, 2009, the deposits of the Misiones Provincial Government amounted to 531,424 and 458,678 (including 61,486 and 61,159 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of March 31, 2010 and December 31, 2009, the deposits of the Salta Provincial Government amounted to 309,994 and 259,912 (including 110,563 and 111,370 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of March 31, 2010 and December 31, 2009, the deposits of the Jujuy Provincial Government amounted to 301,822 and 347,028 (including 58,371 and 54,815 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

According to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Tucumán Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

As of March 31, 2010 and December 31, 2009, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 749,325 and 426,832 (including 283,123 and 271,381 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As March 31, 2010 and December 31, 2009, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 4,783 and 3,986 respectively.

Also, as of March 31, 2010 and 2009, the net income recorded through the method mentioned in the previous paragraph, amounted to 2,385 and 1,888, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of March 31, 2010 and December 31, 2009, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 10.

Also, as of March 31, 2010 and 2009, no income or losses were recorded under the method mentioned in the previous paragraph.

2.6.	Merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement", which established the incorporation of the latter to Banco Macro S.A. retroactively as from January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also note 7.1.e)).

On May 27, 2009, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Bisel S.A., respectively, approved such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange ratio. Furthermore, Banco Macro S.A.’s Shareholders’ Meeting, mentioned above, approved the capital stock increase through the issuance of 1,147,887 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank (Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedades de Bolsa).

Subsequently, the BCBA, the Central Bank of Argentina (BCRA) and the CNV (Argentine securities commission), authorized the abovementioned merger, which was registered with the IGJ (Business Associations Regulatory Agency). Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of former Nuevo Banco Bisel S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Finally, on August 18, 2009, the BCRA reported Nuevo Banco Bisel S.A.’s merger with and into Banco Macro S.A.

In September 2009, the shares issued were accredited to the minority shareholders of the bank merged with and into the Bank. Additionally, during October 2009, Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa sold those shares. (see also note 3.1.)

2.7.	Banco Privado de Inversiones S.A

After a period of negotiations, the Bank signed a share purchase agreement, under which, subject to satisfaction of certain conditions, including the approval of the operation by the BCRA, will acquire shares representing 100% of share capital and votes of Banco Privado de Inversiones S.A. At the date of issuance of these financial statements, the BCRA has not issued in this respect.

It is noteworthy that, based on the financial information provided by Banco Privado de Inversiones S.A. (unaudited information), as of December 31, 2009, such bank has assets amounting to 442,620, liabilities amounting to 418,762 and shareholders’ equity amounting to 23,858.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with BCRA rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under BCRA rules, the balance sheet as of March 31, 2010, and supplementary information are presented comparatively with those of the prior fiscal year, while the statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2010, are presented comparatively with those of the same period in the prior fiscal year.

Additionally, and mainly as a result of the merger described in note 2.6., the Bank’s financial statements and supplementary information as of March 31, 2009, were restated for comparative purposes and, as a result, we consolidated the statements of income, changes in shareholders’ equity, and cash flows of Banco Macro S.A. and former Nuevo Banco Bisel S.A. as of March 31, 2009, eliminating the receivables and payables between both banks, considering the sale of the minority shareholders’ shares mentioned in note 2.6 and generating:

i)	Increase in Banco Macro S.A.’s capital stock, as a result of the merger according to the exchange relationship established in the merger agreement between both banks.

ii)	The difference between the face value of minority shares of former Nuevo Banco Bisel S.A. and the value of such shares valued by the equity method was recorded in stock issuance premium.

3.2.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and BCRA Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the period and the year, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income for those dates.

b)	Government and private securities:

b.1)	Listed:

i.
Holdings in special investment accounts: in accordance with the provisions of BCRA Communiqués “A” 4,676, 4,861 of June 5, 2007, and October 30, 2008, as supplemented, the Bank chose to classify certain holdings as “Special investment accounts”. As of period-end and year-end, as the case may be, those holdings were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification, net of the contra account, as further described below.

When the market value of each security is lower than the book value, the accrual of the internal rate of return and the CER will be recorded in a contra balance sheet account created for this purpose, until the book value equals the market value. This contra account will be recognized in the income statement when the market value of the securities is above their book value.

In Exhibit A and Exhibit I to the consolidated financial statements, the market values of these holdings are disclosed at the stand-alone level and consolidated level, respectively.

In accordance with BCRA Communiqué “A” 5,024, the position of Argentine government securities and BCRA monetary regulation instruments recorded under this valuation system should be reversed and booked at market value, by at least 25% at the end of each calendar quarter in 2010. Therefore, the offset account should be reversed proportionately in due time. In addition, on December 31, 2010, such system should be fully canceled. Therefore, as from January 1, 2010, no new debt securities can be included in this valuation system. As of March 31, 2010, at least 25% of the holdings were reversed.

ii.
Holdings for trading or financial intermediation and instruments issued by BCRA: they were valued at the quoted price of each security effective at the last business day of the period and the year, respectively. Differences in quoted market values were recorded in the statement of income for the period and fiscal year, respectively.

b.2)	Unlisted:

i.
Unlisted government securities: they were valued in accordance with BCRA Communiqué “A” 4,898. Such communiqué, that specifically develops valuation method for certain assistance to the non-financial government sector, sets comparisons of market, present and book values, as the case may be, as well as the potential use of contra accounts.

In particular, in the case of holdings of government securities without volatility published and included on the list of present values published by BCRA, Communiqué “A” 4,898 provides that they should be valued at the higher of the present value published by the BCRA and the book value as of January 31, 2009, net of interest collected after such date and the related contra account, as further described below (book value).

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an contra account created to such end until the book value equals the present value, and such contra account is reversed into income when the present value exceeds the book value of those holdings.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The present values published by BCRA are based on the yield curve for securities related to the same type of instrument, with normal and usual quoted price and of similar duration, according to the methodology published by such institution.

ii.	Instruments issued by BCRA: they were valued at their cost value increased exponentially by their internal rate of return, as provided by BCRA Communiqué “A” 4,414.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of March 31, 2010 and December 31, 2009, they were valued in accordance with BCRA Communiqué “A” 4,898. Such communiqué, that specifically develops valuation method for certain loans to the non-financial government sector, sets comparisons of market, present and book values, as the case may be, as well as the potential use of contra accounts.

Particularly, in the case of guaranteed loans issued by the Argentine Government under Decree No. 1387/01, Communiqué “A” 4,898, establishes that they should be valued at the higher of the present value published by the BCRA and the book value as of January 31, 2009, net of interest collected after such date and the related offset account (book value) as further explained in note 3.3.b.2).i.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Holdings in special investment accounts and unlisted government securities: as explained in note 3.3.b.1).i and 3.3.b.2)i, respectively.

e.2)	Guaranteed loans: as explained in note 3.3.c).

e.3)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. Since February 3, 2002, principal was adjusted by the CER through period-end and year-end, where applicable.

e.4)	Deposits and other assets and liabilities: they were adjusted by CER as as of the last business day of the period and year, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering BCRA Communiqué “A” 2,950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current period, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - contingent commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective the last business day of each period and year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each period and year, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.
Listed: they were valued at the effective quoted prices for each of them on the last business day of each period and year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

ii.	Unlisted: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.
Debt securities: they were valued as provided by BCRA Communiqué “A” 4,414, at their cost value increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in note 3.3.a), as the case may be.

ii.
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trust: they were valued based on the cost paid by of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificates of participation. As of March 31, 2010 and December 31, 2009, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

iii.
Other certificates of participation: they were stated at amortized value increased, as the case may be, by interest accrued until the last business day of each period and year, respectively, translated into Argentine pesos according to the method described in note 3.3.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by BCRA Communiqué "A" 4,414 and supplementary regulations.

h.5)	Non-subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period-end and year-end, respectively, translated into pesos pursuant to the method described in note 3.3.a), as the case may be.

i)	Assets subject to financial leases:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under BCRA rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in BCRA Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

In addition, the BCRA informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3,916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

m)	Valuation of derivatives:

m.1)
Put options sold on Boden 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period-end and year- end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of the period and fiscal year, respectively. Differences in quoted market values were recorded in the statement of income as of the period and fiscal year, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each period-end and year-end, respectively, translated into pesos pursuant to the method described in note 3.3.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2., was included in the Adjustments to Shareholders’ Equity account.

q.2)
The purchase cost of own shares reaquired was debited to the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury". The decrease in own shares reacquired as a result of the capital decrease was credited against unappropriated retained earnings (see also note 9).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the period ended March 31, 2010, and 2009 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of March 31, 2010 and December 31, 2009, such securities total 115,783 and 205, while as of March 31, 2009 and December 31, 2008, the Bank did not record securities under this condition.

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of March 31, 2010, and 2009, the Bank accrued an income tax expense of 179,500 and 145,350, respectively; hence, no minimum presumed income tax should be assessed for such periods (see also note 6.6.).

Additionally, as of March 31, 2010, the Bank made income tax prepayments for 201,853 for the 2009 tax year, which were recorded in the Other receivables account.

Furthermore, as of March 31, 2010, and 2009, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 9,700 and 8,300, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of March 31, 2010, it capitalized income tax prepayments in the amount of 30,043 for the 2009 tax year, which were recorded in the Other receivables account.

5.	DIFFERENCES BETWEEN BCRA RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Through Resolution CD No. 93/2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted technical resolutions and interpretations issued by FACPCE governing board through April 1, 2005. Subsequently, the CPCECABA, through Resolutions 42/2006, 34 and 85/2008, and 25 and 52/2009, approved Technical Resolutions Nos. 23 through 27, respectively.  In this regard, Technical Resolutions No. 26 and 27 will be effective for the annual or interim-period financial statements for the fiscal years beginning January 1, 2012.

These professional accounting standards differ, in certain valuation and disclosure aspects, from BCRA rules. The differences between those standards, which the Bank deemed significant to these financial statements, are as follows. The consolidated figures were adjusted by the Bank’s equity interest in each one of the consolidated entities, based on the percentage of equity interest mentioned in note 1 to the consolidated financial statements and taking into account notes 2.6. y 3.1.:

5.1.	Valuation standards

a)
Holdings recorded in special investment accounts, unlisted government securities, unlisted instruments issued by BCRA and guaranteed loans: they are valued in accordance with the regulations and standards issued by the Argentine Government and BCRA described in notes 3.3.b.1)i, 3.3.b.2) and 3.3.c). Additionally, effective loan-loss provisioning regulations issued by BCRA establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

The Bank’s particular situation in connection with these holdings and financing is as follows:

a.1)
Holdings in special investment accounts: as of March 31, 2010 and December 31, 2009, the Bank recorded 212,011 and 659,371, at stand-alone level and at consolidated level, respectively, for certain Argentine government securities. According to the professional accounting standards, as the Bank does not show indications of keeping such holdings through their maturity, they should be valued at their market value. According to this valuation method, assets as of March 31, 2010 and December 31, 2009, would have increased by 5,640 and 237,913 at stand-alone and consolidated levels, respectively.

a.2)
Holdings of unlisted government securities: as of March 31, 2010 and December 31, 2009, the Bank charged 73,531 and 73,645, at stand-alone level, and 77,923 and 78,865, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, assets as of March 31, 2010 and December 31, 2009, would have increased by 6,045 and 6,446 at stand-alone level, respectively, and by 9,256 and 9,160, at consolidated level, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

a.3)
Unlisted instruments issued by BCRA: as of March 31, 2010 and December 31, 2009, the Bank recorded unlisted own portfolio and used in repo transactions of BCRA internal bills and notes for 4,070,423 and 4,861,928, at stand-alone level, and 4,070,423 and 4,860,850, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, assets as of March 31, 2010 and December 31, 2009, would have decreased by 1,319 and 3,470 at stand-alone level, respectively, and by 1,319 and 2,392, at consolidated level, respectively.

a.4)
Guaranteed loans Decree No. 1,387/01: as of March 31, 2010 and December 31, 2009, the Bank had 185,783 and 189,904, at stand-alone level, and 186,283 and 190,412, at consolidated level, respectively. According to professional accounting standards and considering the statements made in note 3.3.c), these assets should be valued at their present value. According to this valuation method, assets as of March 31, 2010 and December 31, 2009, would have increased by 9,421 and 8,817, respectively, at stand-alone level, and by 9,399 and 8,805 at consolidated level, respectively.

b)
Intangible assets: as of March 31, 2010 and December 31, 2009, the Bank capitalized under intangible assets 49,214 and 48,998, at stand-alone level, and 50,410 and 50,378 at consolidated level, respectively, net of the related amortization amounts, related to the foreign exchange differences of the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to expense the abovementioned amounts. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable. According to this valuation method, assets as of March 31, 2010 and December 31, 2009, would have decreased by 49,214 and 48,998, at stand-alone level, and by 50,410 and 50,378, at consolidated level, respectively.

c)
As of March 31, 2010 and December 31, 2009, as mentioned in note 3.3.l.2), the Bank recorded the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with BCRA indications in the notice dated August 4, 2008.  According to the professional accounting standards, as of March 31, 2010 and December 31, 2009, the Bank should have recorded a liability of approximately 52,219 and 51,413, respectively, at stand-alone and consolidated levels. According to this valuation method, liability as of March 31, 2010 and December 31, 2009, would have increased by 52,219 and 51,413, respectively, at stand-alone and consolidated levels.

d)
Income tax: the Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses in the future. If the deferred tax method had been applied, as of March 31, 2010 and December 31, 2009, the Bank would have recorded an additional asset of 90,124 and 39,446, at stand-alone level, and 98,263 and 46,667, at consolidated level, respectively.

e)
Business combinations: under the standards set forth by BCRA, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, BCRA standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, BCRA Communiqué “A” 3,984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

The Bank's specific situation in relation to how business combinations are recorded is as follows:

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

e.1)
Acquisition of Banco Bansud S.A.: under BCRA standards, the Bank’s acquisition of Banco Bansud S.A. generated an original negative goodwill in the amount of 365,560. As of March 31, 2010 and December 31, 2009, such goodwill was fully amortized.

According to professional accounting standards, the abovementioned purchase would have generated an original negative goodwill in the amount of 39,722 and, therefore, as of March 31, 2010 and December 31, 2009, the residual value of such goodwill would have totaled 9,165 and 9,254, respectively. Consequently, assets as of March 31, 2010 and December 31, 2009, would have decreased by 9,165 and 9,254, respectively.

e.2)
Acquisition of Nuevo Banco Suquía S.A.: under BCRA standards, the Bank’s acquisition of Nuevo Banco Suquia S.A. generated an original negative goodwill in the amount of 483. As of December 31, 2009, such goodwill was recorded under Provisions (Liabilities).

According to professional accounting standards, the abovementioned acquisition would have led to an original negative goodwill in the amount of 72,445 and the recognition of 38,043 of profit from the purchase. Therefore, as of March 31, 2010 and December 31, 2009, the residual value as of such goodwill would have totaled 57,604 and 58,299, respectively. Consequently, liability as of March 31, 2010 and December 31, 2009, would have increased by 57,604 and 57,816, respectively.

e.3)
Acquisition of Banco del Tucumán S.A.: under BCRA standards, the Bank’s acquisition of Banco del Tucumán S.A. generated an original positive goodwill in the amount of 18,242. As of March 31, 2010 and December 31, 2009, the residual value of such goodwill totaled 11,110 and 11,567, respectively.

According to professional accounting standards, the abovementioned acquisition would not have generated goodwill. Therefore, assets as of March 31, 2010 and December 31, 2009, would have decreased, as a result of the reversing of positive goodwill recorded under BCRA standards, by 11,110 and 11,567, respectively.

In addition, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of March 31, 2010 and December 31, 2009, would have increased assets by 7,039 and 9,090, respectively.

e.4)
Acquisition of Nuevo Banco Bisel S.A.: under BCRA standards, the Bank’s acquisition of Nuevo Banco Bisel S.A. generated an original positive goodwill in the amount of 66,042. As of March 31, 2010 and December 31, 2009, the residual value of such goodwill totaled 41,826 and 43,478, respectively.

According to professional accounting standards, the abovementioned purchase would have generated the original negative goodwill in the amount of 107,745 and, therefore, as of March 31, 2010 and December 31, 2009, the residual value of such goodwill would have totaled 96,066 and 96,881 respectively.  Consequently, assets as of March 31, 2010 and December 31, 2009, would have decreased by 137,892 and 140,359, respectively.

In addition, the valuation of identifiable net assets at market values generated adjustments, in addition to those specified in previous subsections, which as of March 31, 2010 and December 31, 2009, would have increased assets by 11,244 and 12,696, respectively.

f)
As of March 31, 2010 and December 31, 2009, the Bank recorded interest rate swap agreements in conformity with the BCRA accounting standards, as mentioned in note 3.3.m.2), in the amount of 158,350 and 157,917, at stand-alone and consolidated levels, respectively. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of March 31, 2010 and December 31, 2009, the Bank should have recorded assets in the amount of 7,699 and 2,832, at stand-alone and consolidated levels, respectively.

g)
Interests in other companies – financial institutions: as of March 31, 2010 and December 31, 2009, subsidiary Banco del Tucumán S.A. prepared its financial statements in conformity with BCRA standards, which differ from professional accounting standards. If professional accounting standards would have been applied, and as a result of the abovementioned adjustments, the equity interest recorded by the Bank in its stand-alone financial statements regarding that subsidiary, as of those dates, would have increased by around 10,132 and 9,621, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

If professional accounting standards would have been applied, the Bank’s shareholders' equity as of March 31, 2010 and December 31, 2009, would have decreased by around 171,179 and increased by around 3,984, respectively. Consequently, income for the periods ended March 31, 2010 and 2009, would have decreased by 175,163 and increased by 37,489, respectively.

5.2.	Disclosure standards

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

c)
The Bank keeps under Intangible assets, positive goodwill (related to Banco del Tucumán S.A. and the merger of Nuevo Banco Bisel S.A.), and as of 31 December, 2009 under Liability Provisions, negative goodwill (related to the merger of Nuevo Banco Suquía S.A.). According to professional accounting standards, considering the statements in note 5.1.e), those goodwills should be disclosed under Goodwill.

d)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

6.1)	Loans - Other

	03/31/2010	12/31/2009

Other loans	1,518,945	1,525,768
Export financing and prefinancing	781,743	540,447
Documentary credits	383	86
Government securities		9,469
	2,301,071	2,075,770

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	373,265	340,411
Debt securities in financial trusts	262,261	206,787
Other	302	729
	635,828	547,927

6.3)	Other receivables – Other

Tax prepayments	204,972	162,099
Sundry receivables	97,301	93,222
Security deposits	40,177	38,107
Advance payments	17,026	17,489
Other	9,863	8,920
	369,339	319,837

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.4)	Deposits - Other

	03/31/2010	12/31/2009
Balances of accounts without movements	274,141	259,948
Unemployment fund for workers of the construction industry	78,120	75,323
Attachments	29,053	30,927
Special deposits related to inflows of foreign funds	6,266	7,440
Security deposits	2,227	2,158
Orders payable	318	437
Other	38,291	19,867
	428,416	396,100
6.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	132,194	114,204
Other withholdings and additional withholdings	96,604	94,870
Amounts payable as financing	91,085	90,529
Collections and other transactions on account and behalf of others	81,469	70,084
Purchase of preferred shares of former Nuevo Banco Bisel S.A.- SEDESA (see note 7.1.e))	74,519	74,519
Miscellaneous subject to minimum cash requirements	68,090	18,718
Miscellaneous not subject to minimum cash requirements	33,675	126,561
Retirement pension payment orders pending settlement	27,644	26,363
Other	33,545	29,734
	638,825	645,582

6.6)	Other Liabilities - Other

Taxes payable	868,853	682,215
Salaries and payroll taxes payable	66,462	51,366
Miscellaneous payables	46,528	50,942
Withholdings on salaries	12,553	14,030
Prepayment for the sale of assets	11,286	13,767
Other	1,931	1,931
	1,007,613	814,251

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	2,537,499	2,748,731
Checks not yet collected	615,244	587,927
Managed portfolios (see note 12)	368,808	375,029
Checks and securities to be debited	257,794	259,096
Checks and securities to be collected	116,607	109,994
	3,895,952	4,080,777

6.8)	Financial income – Net income from government and private securities

	03/31/2010	03/31/2009

Income from government securities	356,022	138,003
Income from participation in financial trusts	3,508	11,476
Other	3,496	38,813
	363,026	188,292

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

6.9)	Financial income – Other

	03/31/2010	03/31/2009

Income from assets subject to financial lease	10,762	14,737
Interest on loans for export prefinancing and financing	6,555	17,093
Premiums on reverse repurchase agreements with the financial sector	5,926	28,069
Other	3,093	75,863
	26,336	135,762

6.10)	Financial expense – Other

Turnover tax	31,987	31,501
Premiums on repurchase agreements with the financial sector	1,621	277
Valuation allowance of loans to the government sector		3,808
Other	1,730
	35,338	35,586

6.11)	Service-charge income - Other

Debit and credit card income	44,436	36,909
Rental of safe deposit boxes	5,838	4,430
Service commissions - UTE (see note 2.5)	4,672	3,471
Other	14,504	8,761
	69,450	53,571

6.12)	Service-charge expense - Other

Debit and credit card expense	17,538	12,944
Turnover tax	8,245	10,294
Collection agreements	7,082	5,893
Commissions on loan placements	4,868	1,859
Other	5,790	6,987
	43,523	37,977

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	16,385	12,532
Security services	12,080	10,034
Electric power and communications	9,881	9,786
Leases	8,276	7,415
Stationery and office supplies	2,465	2,265
Insurance	1,858	1,525
	50,945	43,557

6.14)	Other income – Other

Gain on transactions or sale of bank premises and equipment, and other assets	1,450	1,395
Services provided to Banco del Tucumán S.A.	1,449	1,351
Other adjustments and interest on other receivables	1,365	2,768
Leases	140	162
Credit cards	21	475
Other	2,350	2,719
	6,775	8,870

6.15)	Other expense – Other

Donations	2,095	924
Turnover tax	464	527
Other	3,234	2,946
	5,793	4,397

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

7.	RESTRICTED ASSETS

As of March 31, 2010 and December 31, 2009, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 25,646 and 24,945 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
BCRA notes (NOBACs) for 80,895 and 27,128 (for a face value of 82,880 and 26,700), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (Rofex) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs for an amount of 12,208 and 13,146 (for a face value of 12,000 and 13,000), respectively used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	NOBACs for 12,884 and 10,591 (for a face value of 13,200 and 10,424), respectively, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE).

e)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points for an amount of 65,440 and 66,428 (face value of 80,000), respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement, which will be made before the expiration of the 15-year term as from the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

f)	Other government and private securities for 1,805 and 2,257, respectively.

7.2)	Loans:

Agreements for loans backed by pledges and unsecured loans for 7,841 and 9,876, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities, for an amount of 245,494 and 217,420, respectively.

b)
Contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,000, to both dates, resulting from contributions made by the Bank on December 21, 2009, in its capacity as contributory partner of that company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

c)
Contribution to the Risk Fund of Macroaval S.G.R. (mutual guarantee association) for 5,403 and 5,368, respectively, resulting from a contribution, of the abovementioned amount by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4)	Investments in other companies:

Other investments in other companies for 450, on both dates.

7.5)	Other receivables:

a)	Security deposits related to credit card transactions for 32,133 and 30,008, respectively.

b)	Other security deposits for 8,044 and 8,099, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)	03/31/2010	12/31/2009

ASSETS

Cash		3,059			3,059	2,996

Loans				24,324	24,324	13,216

Other receivables from financial intermediation			12,619		12,619	70,105

Assets subject to financial leases				2,138	2,138	2,462

Other receivables						14,700

Items pending allocation	8				8	4

Total assets	8	3,059	12,619	26,462	42,148	103,483

LIABILITIES

Deposits		29	7,341	384,790	392,160	130,490

Other liabilities from financial intermediation			11,313		11,313	70,180

Other liabilities						64

Total liabilities		29	18,654	384,790	403,473	200,734

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent				166,772	166,772

Debit-balance accounts –Control	1,938	100,877			102,815	432,639

Credit-balance accounts – Contingent		38,763	2,213		40,976	40,180

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries and related parties (1)		03/31/2010	03/31/2009

INCOME (LOSS)

Financial income				1,789	(2)	1,789	1,296

Financial expense	(471)			(708)		(1,179)	(1,139)

Service-charge income	7		5	233		245	68

Other income	1,569					1,569	1,351

Total income (expense)	1,105		5	1,314		2,424	1,576

(1)
Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of March 31, 2010 and 2009, although there is no position for these transactions, the net intermediation income from such transaction generated earnings for the Bank of around 22 and 20, respectively.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of March 31, 2010, amounts to 594,485. In addition, since December 31, 2004, the Bank’s capital stock has changed as follows:

-	As of December 31, 2004	608,943
-	Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
-	Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (2)	36
-	Capital stock decrease approved by the shareholders’ meeting of April 21, 2009 (3)	(60,000)
-	Capital stock increase approved by the shareholders’ meeting of May 27, 2009 (4)	1,148
-	Capital stock decrease approved by the shareholders’ meeting of September 10, 2009 (5)	(30,642)

	As of March 31, 2010	594,485

(1)
Related to the capital increase of up to 75,000,000 new common, registered Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On March 24, 2006, with prior approval of the US Security and Exchange Commission (SEC), the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(2)
Related to the capital increase through the issuance of Ps. 35,536 new book-entry Class B shares of common stock entitled to one vote and with a face value of Ps. 1 per share, delivered to the minority shareholders of Nuevo Banco Suquía S.A. in the legal merger process of that bank.

(3)
Related to the reduction of the capital stock by 60,000,000 registered Class B shares entitled to 1 vote each with a face value of Ps. 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811, as a result of the macroeconomic context and fluctuations that the capital market went through in general. On April 21, 2009, and after BCBA authorization, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the I.G.J. registered, and the BCRA consented to the capital stock reduction.

(4)
Related to the capital increase through the issuance of Ps. 1,147,887 of new common, registered Class B shares with a face value of Ps. 1, each one entitled to one vote, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the legal merger process of that bank (see also note 2.6.).

(5)
Related to the reduction of the capital stock by 30,641,692 Class B registered shares each one entitled to one vote, with a face value of Ps 1 per share. These shares were included in the Bank’s portfolio and were acquired under section 68, Law No. 17,811 for the same reasons mentioned in paragraph (3) above. On September 10, 2009, the Bank’s General Regular and Special Shareholders’ meeting approved the abovementioned capital reduction subject to the BCBA’s consent. On November 23, December 29, 2009, January 15, March 15, 2010, and March 25, 2010, the BCBA consented to such capital reduction, the CNV authorized it, the IGJ recorded it and the BCRA was made aware thereof, respectively.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 03/31/2010		03/31/2010	12/31/2009

Subordinated	US$	4,000,000	a)	US$	200,000	491	963

Subordinated – Class 1	US$	150,000,000	b.1)	US$	150,000,000	597,665	571,510

Non Subordinated – Class 2	US$	150,000,000	b.2)	US$	106,395,000	418,262	418,257

Non Subordinated – Class 3	US$	100,000,000	b.3)	US$	63,995,000	203,774	198,478

Total						1,220,192	1,189,208

a)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (en liquidación) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

Through March 31, 2010, the Bank had amortized the equivalent of USD 3,800,000 (original value). The installments of the corporate bonds were settled by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

b)
On September 1, 2006 and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the BCRA; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from BCRA under Article 17 of BCRA Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the BCRA; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576.

The Bank used the funds derived from such issuance to grant loans.

b.2)
On January 29, 2007, the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

b.3)
On June 7, 2007, the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year.

Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in b.1) through b.3).

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As a result of the macroeconomic context and fluctuations that the capital market went through in general, as of December 31, 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 79,610,000 (43,605,000 and 36,005,000 of Class 2 and 3, respectively), which were fully settled. Consequently, the Bank recognized total income for such repurchases amounting to 101,291 (69,071 for the year ended December 31, 2009).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by BCRA rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swaps.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of March 31, 2010 and December 31, 2009, are as follows:

Transaction	03/31/2010	12/31/2009

Net liability position of repurchase agreements	(1,308,278)	(454,961)

Net asset position of forward foreign-currency transactions without delivery of the underlying asset (a)	562,490	174,818

Interest rate swaps (b)	158,350	157,917

Position of put options sold on Boden 2012 and 2013 coupons (c)	71,845	69,900

Position of put options purchased (d)		25,229

Position of call options sold (e)	23,238	22,030

Net income (loss) resulting from these transactions for the period ended March 31, 2010 and 2009, amount to income (loss):

Transaction	03/31/2010	03/31/2009

Premiums on reverse repurchase agreements	5,933	28,084

Premiums on repurchase agreements	(1,621)	(277)

Interest rate swaps	(986)	596

Forward foreign-currency transactions offset	2,342	65,415

Transactions with options	947	364

Total	6,615	94,182

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through Rofex and MAE The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(b)	Related to the following interest rate swap transactions:

b.1)
The Bank and the BCRA agreed swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of Ps 115,000,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in BCRA Communiqué “A” 4,776, as supplemented.

b.2)
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values of Ps. 42,350,000 and 41,917,000, respectively.

b.3)
The Bank agreed on ten swap agreements entitling the Bank to receive, on a monthly basis, the positive difference between 16.35% nominal interest rate p.a. and the Badlar interest rate in Argentine pesos, of notional values of Ps. 1,000,000. In the event that the difference between both rates is negative, the Bank shall be required to pay the difference. The agreement will expire on April 30, 2010.

(c)
Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)
As of December 31, 2009, this is related to a put option purchased of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series X. On February 4, 2010, the transaction with Credilogros Compañía Financiera S.A. was cancelled and the put option purchased was thus annulled.

(e)
Related to a call option sold on a piece of real property belonging to the Bank, entitling the Bank to receive a minimum income of USD 300,000 or the resulting amount from applying a 15% nominal interest rate p.a. on a principal amount of USD 5,100,000 plus notarial expenses, maintenance expenses and service expenses, whichever higher. This option expires in September 2010 and is subject to repayment of a loan granted by the Bank.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of March 31, 2010 and December 31, 2009, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,335 and 14,359, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of March 31, 2010 and December 31, 2009, the loans portfolio managed amounts to 42,691 and 43,238, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2010 and December 31, 2009, the loans portfolio managed amounts to 78,962 and 78,911, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, BCRA Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of March 31, 2010 and December 31, 2009, the portfolio managed by the Bank amounted to 112,683 and 114,328, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of March 31, 2010 and December 31, 2009, the portfolio managed by the Bank for principal and accrued interest amounted to 58,848 and 58,863, respectively.

f)	As of March 31, 2010 and December 31, 2009, the Bank had under its management other portfolios for total amounts of 61,289 and 65,330, respectively.

Furthermore, as of March 31, 2010 and December 31, 2009, subsidiary Banco del Tucumán S.A. managed the following portfolios:

a)	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 9,858 and 10,111, respectively.

b)	The trust agreement Fideicomiso Financiero BATUC I for a total of 17,683 and 17,903, respectively.

13.	MUTUAL FUNDS

As of March 31, 2010 the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Interest in Mutual Funds	Shareholders’ equity	Investments (a)

Pionero Pesos	438,326,457	601,484	368,597

Pionero Renta Ahorro	39,655,388	59,872	58,614

Pionero Latam	2,083,674	8,570	8,041

Pionero F.F. – Fideicomiso Financieros	40,321,878	54,239	53,907

Pionero Renta	3,958,590	10,723	9,992

Pionero Acciones	1,527,373	3,654	3,402

Pionero Renta Dólares	4,136,646	7,404	7,219

Pionero América	364,008	1,757	1,572

Galileo Event Driven F.C.I.	12,477,725	85,693	75,669

Galileo Argentina F.C.I.	2,142,564	11,347	9,141

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 10.5653% equity interest therein, according to the percentages set forth in BCRA Communiqué “B” 9,756 of February 9, 2010.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by BCRA, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, BCRA established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of March 31, 2010 and December 31, 2009, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 223,832 and 224,193, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial Trust	03/31/2010	12/31/2009

Certificates of participation:

Luján (a)	77,348	77,348

Tucumán (b)	25,163	25,163

Gas Tucumán I (c)	7,934	8,730

TST & AF (d)	36,885	3,116

Other (e)	2,103	1,861
Subtotal certificates of participation	149,433	116,218

Debt securities:

Underwriting agreements (f)	38,478	70,645

San Isidro (g)	86,591	82,925

Galtrust (h)	80,071

Created by Decree 976-01 (i)	42,828	31,570

Consubond (j)		1,468

Water Infraestructure Trust Decree 1381/01 (k)	6,079

Confibono (j)	4,823	12,709

GMAC (j)	2,381	4,661

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

Financial Trust	03/31/2010	12/31/2009

Debt securities (Continued):

Tarjeta Shopping (j)	122	729

Secubono (j)		588

Other	888	1,492
Subtotal debt securities	262,261	206,787

Total	411,694	323,005

(a)	Luján Trust

On May 20, 2003, the Luján Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to Federalia S.A. de Finanzas.

The main asset managed involves the real estate properties located in the districts of Luján, Navarro and General Rodríguez in the Province of Buenos Aires.

On June 6, 2008, the Bank assigned and transferred all of the certificates of participation issued of the trust to Federalia S.A. de Finanzas on credit.

On September 16, 2009, the Bank executed an agreement with Federalia S.A. de Finanzas, whereby the Bank purchased 100% of this trust’s certificates, paying part of the agreed price in cash and the rest by cancelling the seller’s payable to Banco Macro S.A. which is why those certificates were under a security agreement.

As per the latest accounting information available to date, corpus assets amounted to about 49,427. The recoverable value of corpus assets exceeds the Bank’s book values.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(b)	Tucumán Trust

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The purpose of the trust was to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets (mainly, loans granted) amounted to about 35,550.

This trust will end with the full settlement of the certificates of participation.

(c)	GAS Tucumán I Trust

On July 31, 2006, Sud Inversiones & Análisis S.A., as Trustee, and Gasnor S.A., as Trustor, entered into a trust agreement called “Fideicomiso Financiero GAS Tucumán I”. The purpose of this trust is to manage the corpus assets, made up mainly of receivables accrued against customers who joined the plan related to the construction of the natural gas distribution network for new clients in the city of San Miguel de Tucumán, to settle the certificates to be issued.

In addition, Banco Macro S.A. granted a loan to Gasnor S.A. to finance the abovementioned construction works. Such loan provides that Gasnor S.A. may settle its payable by delivering such certificates of deposit to Banco Macro S.A.

As of the date of issuance of these financial statements, certificates of participation were issued for a face value amount of 20,397 which were assigned to Banco Macro S.A.; the residual value of which amounted to 7,089.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets totaled 11,587.

This trust will end with the full settlement of the certificates of participation.

(d)	TST & AF Trust

As of March 31, 2010, the Bank is the beneficiary of 36.67% of the certificates of participation issued by Fideicomiso TST & AF (see also note 5.1.(a) to the consolidated financial statements). As December 31, 2009 the Bank was the beneficiary of 3.33% of them.

(e)	Other

Including Bisel Trust, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of March 31, 2010 and December 31, 2009, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(f)
It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements, such as Consubond and Megabono, among others. The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

As of the date of issuance of these financial statements, these subscriptions were practically settled in full.

(g)	San Isidro Trust

On June 4, 2001, San Isidro Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.

Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each.

As a result of the decision made by beneficiaries, a real estate urbanization project was undertaken prior to the sale of the real property.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company, offering a security thereon.

Additionally, the Bank entered into an agreement for the subscription and payment of debt securities, whereby as of the date of these financial statements it undertook to subscribe nominal values of USD 19,500,000.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 176,384.

(h)	Galtrust Financial Trust

On October 13, 2000, Banco de Galicia y Buenos Aires S.A. (trustor) and First Trust of New York N.A., permanent representation in Argentina (financial trustee), organized Galtrust I financial trust.The purpose of the trust is to collect the corpus assets (BOGAR 2018) and settle the debt securities and certificates of participation issued.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

BOGAR 2018 arise from the exchange of loans in US dollars granted by the trustor to several provincial governments in Argentina, secured with Federal Tax Revenue Sharing System, under Presidential Decree No. 1,579 issued on August 27, 2002.

As of the date of issuance of these financial statements, the Bank is the beneficiary of the 26% of the debt securities in force.

(i)	Created by Decree 976-01 Trust

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement called “Fideicomiso Creado por Decreto 976-01”.

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others. The trust revenues (corpus assets) arise, mainly, from collecting tax on gas oil, equivalent to 22% of the price per liter. Such tax was created by Law No. 26,028 and its effective term was subsequently extended until 2024 by Law 26,422.

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for less than 2% of the trust issues.

(j)	Includes private / publicly listed financial trust debt securities subscribed by the Bank for investment purposes, the corpus assets of which are related mainly to securitizations of consumer loans.

(k)	Water Infrastructure Trust Decree 1,381/01

On March 19, 2002, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement called “Fideicomiso de Infraestructura Hídrica Decreto 1381/01”.

The purpose thereof is the development of projects, works, services and maintenance on water infrastructure, recovery of productive land, mitigation of floods in rural and semirural areas, among others. Trust assets (corpus assets) arise mainly from collecting tax on gas and CNG, equal to 5% of the price of a liter of gas and 9% of a cubic meter of CNG used as automobile fuel. Such tax was created by Law 26,181 and it shall be effective through 2029.

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for 1% of the trust issues.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

According to the latest accounting information available as of the date of issuance of these financial statements, the trust assets managed totaled 6,864.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of March 31, 2010 and December 31, 2009, the trusts’ assets managed amount to 303,002 and 380,175, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other trusts manage specific assets, mainly real property.

As of March 31, 2010 and December 31, 2009, the trusts’ assets managed amount to 208,582 and 190,506, respectively.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for March 2010 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 03/31/2010

Cash

Cash on hand	1,075,231

Amounts in BCRA accounts	2,761,352

Other receivables from financial intermediation

Special guarantee accounts with the BCRA	245,494

Total	4,082,077

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

18.	TAX CLAIMS

18.1 Federal taxes

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the Federal Public Revenue Agency (AFIP) that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of December 31, 2009, the outstanding amount of 2,673 was recognized in the “Other liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – Federal Tax Bureau (DGI) resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

c)
On April 24, 2009, the Bank filed an appeal with the Federal Administrative Tax Court against the AFIP resolution challenging the income tax returns for fiscal 2002, 2003, and 2004, and the minimum presumed income tax assessment made by Banco Macro S.A. for such tax years.

The matter under discussion and on which the tax agency bases its position is the tax value of the amount pending receipt at that time of the compensation bonds resulting from the asymmetric conversion into pesos (Law No. 25,561, Presidential Decree No. 214/02 and 216/02).

On August 31, 2009, the Bank joined the system created by Law No. 26,476, regularizing the claim brought by tax authorities.

18.2 Jurisdictional taxes

a)
The Buenos Aires City Tax Authorities (DGR CABA) attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond. On April 22, 2008, the Bank filed a request for reconsideration. Subsequently, on September 11, 2008, the DGR CABA partly admitted the request, reducing its tax claim. However, on October 2, 2008, the Bank filed an administrative appeal, that was dismissed.  On December 29, 2008, the Bank filed a complaint challenging this and a precautionary measure with the Federal Administrative Tax Court in and for the City of Buenos Aires.

On February 27, 2009, the precautionary measure was rejected and, therefore, an appeal was filed with Court of Appeals in and for the City of Buenos Aires.

In turn, on May 15, 2009, the DGR CABA brought an action for tax foreclosure and sought an attachment on the accounts amounting to 1,257.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

b)
The DGR CABA attributed turnover tax differences to former Banco Bansud S.A. for tax periods 2002 and 2003, based mainly on the adjustments made in objections regarding foreign exchange differences and the compensation bond. On April 14, 2009, a request for reconsideration was filed, which was dismissed. Nonetheless, on September 8, 2009, an administrative appeal was filed, and notice of its dismissal was received on October 20, 2009, which caused a request to be filed with the A.G.I.P. (Buenos Aires City public revenue agency) to partially join the regularization system in installments established by resolution No. 1,489/09. Such request was authorized through DGRCABA General Resolution on October 26, 2009.

Additionally, on September 10, 2009, a petition for declaratory judgment was filed with the Federal Administrative Tax Court. On September 23, 2009, notice was received of a favorable resolution; the related court assumed jurisdictional capacity to hear the declaratory petition case and granted the precautionary measure.

On October 22, 2009, the Bank requested to partially join the regularization system under General Resolution 1489/09.  On October 26, 2009, the Bank was authorized to join the debt regularization system by means of a DGRCABA Resolution.

c)
The Buenos Aires Province Tax Authorities (DGR ARBA) attributed a turnover tax difference to Banco Macro S.A. in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. On November 6, 2008, and February 18, 2009, two appeals were filed with the Province of Buenos Aires Tax Appeal Court, which is still pending judgment.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management believes there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

During the year 2008 the financial markets of the world's leading countries were rocked by volatility, lack of liquidity and credit. Consequently, there was a significant drop in stock indices on international markets and an economic deceleration on a worldwide scale. Instead, in early 2009, although signs of a tendency towards normalcy or initiation of a globaleconomic recovery are not consolidated, this situation began turning around, showing signs of stabilization and registering improvements in financial markets and a decrease in market volatility.

In Argentina, stock markets had shown decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the mentioned economic deceleration began to show. Furthermore, on October, 2008, the AFJP (private pension fund managers) system was brought to an end. Starting from the second half of 2009, the abovementioned situation began a reversal process as the country risk premium has dropped, government securities registered significant rises in their listed prices and the foreign exchange and interest rates reduced their volatility.

On April 29, 2010 the National Government issued the Decree No. 563 which provides for the restructuring of the National State debt for those bonds that were eligible for the exchange provisions of Decree No. 1735 dated December 9, 2004 and had not been submitted to it. At the date of issuance of these financial statements, the restructuring was in the launching stage.

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the BCRA and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the case in re “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures"  holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in notes 3.3.l.2), under BCRA Communiqués “A” 3,916 and “A” 4,686, as of March 31, 2010 and December 31, 2009, the Bank continued capitalizing in “Intangible assets” the amounts of 49,214 and 48,998 at stand-alone level, respectively, and a total of 50,544 and 50,532 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision dated March 20, 2007, and the provisions of Presidential Decree No. 214/02, as supplemented.

Additionally, as of March 31, 2010 and December 31, 2009, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,613 and 9,415 at the stand-alone level, respectively, and a total of 20,409 and 19,979 at consolidated level, respectively. Considering what has been mentioned in note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22)
(Figures stated in thousands of pesos, except for where indicated)

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	The general regular shareholders’ meeting held on April 6, 2010, resolved:

a.1)	Apply 150,386 out of unappropriated retained earnings to set the legal reserve related to 20% of income for the year ended December 31, 2009, according to BCRA standards.

a.2)
Apply 55,527 out of unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2010, as established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10.b.1), and as established by BCRA Communiqué "A" 4,576.

a.3)
Consider the distribution of earnings, according to the procedure established in BCRA Communiqué “A” 4,589, as supplemented. In this regard, the banks that will be distributing earnings will have to request express authorization from BCRA and show compliance with the requirements established in the abovementioned communiqués regarding information for the month prior to the date on which the request is made. Consequently, to distribute earnings the following items must be deducted from unappropriated retained earnings as of the year ended December 31, 2009:

-	Capitalized amounts for differences resulting from compliance with court orders related to the dollarization of deposits of 48,998 (net of amortization).

-
The positive difference between the book value and the market value, present value or discounted cash flow, as the case may be, of government securities and guaranteed loans in portfolio amounting of 13,765.

Under BCRA standards, the Bank should consider the distributable amount to be either (i) the income obtained after deducting the items mentioned in the above paragraphs from unappropriated retained earnings, and (ii) the resulting amount from calculating the excess of computable capital over required minimum capital as of December 31, 2009 as regards the requirement as of such date, whichever lower, also considering the restrictions listed in the abovementioned paragraphs.

Consequently the Regular Shareholders’ Meeting approved the distribution of cash dividends in the amount of 208,070, subject to BCRA approval.  Its authorization was requested through note dated February 12, 2010. As of the date of issuance of these financial statements, the BCRA had not issued its decision in this respect.

b)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s). This is also applied to the years ended as from December 31, 1998; thus, the dividends to be distributed based on retained earnings as of December 31, 1997, will not be subject to the abovementioned withholding.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the BCRA's prior intervention is not required for the publication of these financial statements.

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010		12/31/2009	03/31/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local

Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	183,784	183,881	191,384	183,784		183,784
Secured bonds under Presidential Decree No. 1,579/02	31,008	25,646	178,979	31,008		31,008
Federal government bonds in US dollars at LIBOR - Maturity: 2012	2,165	1,888	1,784	2,165		2,165
Federal government bonds in US dollars at LIBOR - Maturity: 2013	694	596	562	694		694
Federal government bonds in pesos – Maturity: 2014			222,169
Federal government bonds in US dollars at 7% - Maturity: 2015			38,881
Discount bonds denominated in pesos - Maturity: 2033			18,207
Consolidation bonds in pesos – Sixth series			5,350
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)			1,594
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)			461
Subtotal holdings in investment accounts		212,011	659,371	217,651		217,651

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	1,297,023	1,297,023	1,822
Federal government bonds in US dollars at LIBOR - Maturity: 2012	43,357	43,357	52,603	1,432	26,586	28,018
Federal government bonds in pesos – Maturity: 2014	3,892	3,892	6,577	2,213		2,213
Secured bonds under Presidential Decree No. 1,579/02	3,827	3,827	153	(4,606)		(4,606)
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	3,688	3,688	1,463	4,935		4,935
Consolidation bonds of social security payables in pesos – Fourth Series	2,234	2,234	610	1,655		1,655
Consolidation bonds in pesos – Fourth series at 2%	1,271	1,271	599	(113)		(113)
Federal government bonds in US dollars at 7% - Maturity: 2015	998	998	582	1,776		1,776
Federal government bonds in US dollars at LIBOR - Maturity: 2013	783	783	345	337	45,259	45,596
Consolidation bonds in pesos – Sixth series	195	195	382	(3)		(3)
Federal government bonds in US dollars at 7% - Maturity: 2017			1,046,220
Federal government bonds in pesos at BADLAR Private + 300 Pbs – Maturity: 2015			1,064
Other	470	470	1,623	296		296
Subtotal holdings for trading or financial intermediation		1,357,738	1,114,043	7,922	71,845	79,767

Unlisted government securities
- Local
Federal Government bonds in pesos at Badlar private + 3,50 - Maturity: 2013		42,771	44,541	42,771		42,771
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,878	19,160	18,878		18,878
Federal government bonds in pesos at variable rate - Maturity: 2013		9,875	9,738	9,875		9,875
Federal Government bonds in pesos at Badlar private + 300 Pbs - Maturity: 2015		1,027		1,027		1,027
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)		378		2,392		2,392
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)		369		369		369
Consolidation bonds in pesos – Second series at 2%		230	199	230		230
Other		3	7	3		3
Subtotal unlisted government securities		73,531	73,645	75,545		75,545
Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010		12/31/2009	03/31/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 06-16-10	293,233	293,233		293,233		293,233
Central Bank of Argentina Internal bills in pesos – Maturity: 04-07-10	229,884	229,884		229,884		229,884
Central Bank of Argentina Internal bills in pesos – Maturity: 04-14-10	198,529	198,529		198,529		198,529
Central Bank of Argentina Internal bills in pesos – Maturity: 05-12-10	98,786	98,786		98,786		98,786
Central Bank of Argentina Internal bills in pesos – Maturity: 04-28-10			196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		820,432	196,021	820,432		820,432

Central Bank of Argentina Internal Bills - Unlisted - Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 05-19-10		757,100	733,492	757,100		757,100
Central Bank of Argentina Internal bills in pesos – Maturity: 06-09-10		746,677		746,677		746,677
Central Bank of Argentina Internal bills in pesos – Maturity: 07-07-10		434,914		434,914		434,914
Central Bank of Argentina Internal bills in pesos – Maturity: 07-21-10		355,847		355,847		355,847
Central Bank of Argentina Internal bills in pesos – Maturity: 04-28-10		235,619		235,619		235,619
Central Bank of Argentina Internal bills in pesos – Maturity: 07-14-10		217,889		217,889		217,889
Central Bank of Argentina Internal bills in pesos – Maturity: 05-26-10		142,298		142,298		142,298
Central Bank of Argentina Internal bills in pesos – Maturity: 05-05-10		98,776		98,776		98,776
Central Bank of Argentina Internal bills in pesos – Maturity: 04-21-10		2,485		2,485		2,485
Central Bank of Argentina Internal bills in pesos – Maturity: 03-10-10			535,929
Central Bank of Argentina Internal bills in pesos – Maturity: 01-27-10			297,480
Central Bank of Argentina Internal bills in pesos – Maturity: 04-14-10			193,187
Central Bank of Argentina Internal bills in pesos – Maturity: 04-07-10			193,084
Central Bank of Argentina Internal bills in pesos – Maturity: 01-13-10			99,532
Central Bank of Argentina Internal bills in pesos – Maturity: 02-10-10			98,528
Central Bank of Argentina Internal bills in pesos – Maturity: 05-05-10			95,608
Subtotal Central Bank of Argentina Internal Bills - Unlisted - Own Portfolio		2,991,605	2,246,840	2,991,605		2,991,605

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10			34,200
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10			23,101
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10			7,728
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10			3,435
Subtotal Central Bank of Argentina notes - Listed - Own portfolio			68,464

Subtotal Instruments issued by the Central Bank of Argentina		3,812,037	2,511,325	3,812,037		3,812,037

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010		12/31/2009	03/31/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		3,812,037	2,511,325	3,812,037		3,812,037

Central Bank of Argentina Notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 05-05-10		509,288	513,459	509,288		509,288
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) + 2,5% – Maturity: 04-21-10		308,547		308,547		308,547
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 04-21-10		257,850	251,148	257,850		257,850
Central Bank of Argentina notes in pesos with variable coupon (Badlar) - Maturity: 05-18-11		3,133		3,133		3,133
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-31-10			449,873
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-13-10			360,842
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-17-10			274,332
Central Bank of Argentina internal notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10			204,745

Subtotal Central Bank of Argentina notes - Unlisted - Own portfolio		1,078,818	2,054,399	1,078,818		1,078,818
Total Instruments issued by the Central Bank of Argentina		4,890,855	4,565,724	4,890,855		4,890,855
Total Government securities		6,534,135	6,412,783	5,191,973	71,845	5,263,818

Total government and private Securities (2)		6,534,135	6,412,783	5,191,973	71,845	5,263,818

(1) Position without options as of March 31, 2010, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement related or not to repurchase agreements”, less “deposits” and "spot and forward sales pending settlement related or not to reverse repurchased agreements". For the securities the book values of which differ from the market value, the latter is considered for the purposes of the calculation described above.
(2) As of March 31, 2010, and December 31, 2009 the Bank booked allowances for impairment in value amounting to 47 and 44, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010	12/31/2009

COMMERCIAL

In normal situation	5,264,392	5,045,066
With Senior “A” guarantees and counter-guarantees	148,918	215,706
With Senior “B” guarantees and counter-guarantees	739,194	635,715
Without Senior guarantees or counter-guarantees	4,376,280	4,193,645

Subject to special monitoring	125,428	114,424
Under observation
With Senior “B” guarantees and counter-guarantees	7,915	5,805
Without Senior guarantees or counter-guarantees	94,885	104,281
Tracking under negotiation or with refinancing agreement
With Senior “B” guarantees and counter-guarantees	4,065	3,932
Without Senior guarantees or counter-guarantees	18,563	406

Troubled	9,995	50,101
With Senior “B” guarantees and counter-guarantees	6,099	7,446
Without Senior guarantees or counter-guarantees	3,896	42,655

With high risk of insolvency	77,149	54,398
With Senior “A” guarantees and counter-guarantees		561
With Senior “B” guarantees and counter-guarantees	8,658	8,168
Without Senior guarantees or counter-guarantees	68,491	45,669

Irrecoverable	14,044	12,744
With Senior “B” guarantees and counter-guarantees	2,350	2,429
Without Senior guarantees or counter-guarantees	11,694	10,315

Subtotal Commercial	5,491,008	5,276,733

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010	12/31/2009

CONSUMER

Performing	5,838,376	5,646,031
With Senior “A” guarantees and counter-guarantees	23,699	27,802
With Senior “B” guarantees and counter-guarantees	653,156	694,309
Without Senior guarantees or counter-guarantees	5,161,521	4,923,920

Low risk	112,060	92,514
With Senior “A” guarantees and counter-guarantees	283	23
With Senior “B” guarantees and counter-guarantees	22,130	11,912
Without Senior guarantees or counter-guarantees	89,647	80,579

Medium risk	79,180	81,561
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	11,259	12,836
Without Senior guarantees or counter-guarantees	67,920	68,725

High risk	119,875	125,204
With Senior “A” guarantees and counter-guarantees		191
With Senior “B” guarantees and counter-guarantees	12,645	11,505
Without Senior guarantees or counter-guarantees	107,230	113,508

Irrecoverable	48,676	46,061
With Senior “A” guarantees and counter-guarantees	64
With Senior “B” guarantees and counter-guarantees	11,367	9,477
Without Senior guarantees or counter-guarantees	37,245	36,584

Irrecoverable according to Central Bank's rules	317	342
With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	317	340

Subtotal Consumer	6,198,484	5,991,713
Total	11,689,492	11,268,446

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010		12/31/2009
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,491,425	12.76	1,536,292	13.63
50 next largest customers	1,789,530	15.31	1,656,436	14.70
100 next largest customers	923,257	7.90	898,944	7.98
Other customers	7,485,280	64.03	7,176,774	63.69

Total	11,689,492	100.00	11,268,446	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	2	35,624	104,248	4,284	12,720	25,306	190,781	372,965
Financial sector		6,588	1,487	8,254	36,687	25,568	6,429	85,013

Non-financial private sector and foreign residents	255,799	2,570,270	1,569,022	1,465,846	1,346,130	1,639,115	2,385,332	11,231,514

Total	255,801	2,612,482	1,674,757	1,478,384	1,395,537	1,689,989	2,582,542	11,689,492

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	03/31/2010					12/31/2009	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	195,854	182,755	Financial institution	03/31/2010	43,960	217,780	14,565
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	30,478	28,374	Brokerage house	03/31/2010	12,886	30,298	1,620
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	14,960	14,509	Services	03/31/2010	6,567	14,623	384
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,776	1,503	Mutual funds management	03/31/2010	1,713	9,132	1,234
Foreign
Macro Bank Limited	Common	1	1	9,816,899	169,901	164,576	Financial institution	03/31/2010	9,817	169,901	5,324
Subtotal subsidiaries					412,969	391,717

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/08	23,599	52,838	9,984
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12/31/09	7,200	8,985	838
Visa Argentina S.A.	Common	1	1	953,178	863	862	Business services	05/31/09	1	152,041	99,275
C.O.E.L.S.A.	Common	1	1	70,650	119	119	Financial Services	12/31/08	1,000	1,832	72
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12/31/09	650	2,157	186
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	119	119	Electronic information services	12/31/09	242	12,574	534
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/09	250	6,080	324
Argentina Clearing S.A.	Common	1,380	1	30	31	31	Services	07/31/09	5,658	15,317	5,698
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/08	8,831	210,726	(4,750)
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	306	299	Financial institution	12/31/09	1,063,000	2,565,191	208,295
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	225	220	Financial institution	12/31/09	1,063,000	2,565,191	208,295
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	12	12	Financial institution	12/31/09	1,063,000	2,565,191	208,295
Subtotal non-subsidiaries					5,015	5,002

Total in financial institutions, supplementary and authorized activities					417,984	396,719

In other companies
- Non-subsidiaries
In Argentina
Other					1,323	1,316
Foreign
SWIFT S.A.	Common	1	1	3	19	19	Services	12/31/08	613,365	1,260,492	118,850
Total in other companies					1,342	1,335
Total (1)					419,326	398,054
(1) As of March 31, 2010 and December 2009, at both dates the Bank booked allowances for impairment in value amounting for 747 (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Depreciation for the period
Item	Net book value at beginning of fiscal year	Additions	Transfers	Retirements	Years of useful life	Amount	Net book value at end of the period

Bank premises and equipment
Buildings	266,952	2,837	670	666	50	2,520	267,273
Furniture and facilities	31,016	1,925			10	1,278	31,663
Machinery and equipment	80,702	4,374			5	7,790	77,286
Vehicles	17,975	227		40	5	1,703	16,459
Total	396,645	9,363	670	706		13,291	392,681

Other assets
Works in progress	15,088	3,828	(670)				18,246
Works of art	1,195						1,195
Prepayments for the purchase of assets	1,335						1,335
Foreclosed assets	17,816			2,449	50	81	15,286
Leased buildings	3,723				50	25	3,698
Stationery and office supplies	2,770	4,858		3,612			4,016
Other assets	70,947	4,206		262	50	412	74,479
Total	112,874	12,892	(670)	6,323		518	118,255

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book			Amortization for
	value at			the period		Net book
Item	beginning of fiscal year	Additions	Retirements	useful life	Amount	value at end of the period

Goodwill (1)	55,045			10	2,108	52,937
Organization and development costs (2)	147,568	20,561		5	12,924	155,205

Total	202,613	20,561			15,032	208,142

(1)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucuman S.A. and former Nuevo Banco Bisel S.A. acquisitions.

(2)
This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010		12/31/2009
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	3,015,225	17.47	2,827,065	17.10
50 next largest customers	1,927,510	11.17	1,657,156	10.02
100 next largest customers	1,095,438	6.35	1,004,916	6.08
Other customers	11,222,526	65.01	11,047,515	66.80
Total	17,260,699	100.00	16,536,652	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	13,058,172	2,775,844	602,470	742,125	82,047	41	17,260,699

Other liabilities from financial intermediation

Central Bank of Argentina	1,343					534	1,877
Banks and International Institutions	8,589	10,730	10,887				30,206
Non-subordinated corporate bonds		6,708	5,843			609,485	622,036
Financing received from Argentine financial institutions	62,717	722	1,083	2,166	4,332	38,607	109,627
Other	556,084	481	1,107	1,728	2,499	76,926	638,825
	628,733	18,641	18,920	3,894	6,831	725,552	1,402,571
Subordinated corporate bonds		16,220	491			581,445	598,156
Total	13,686,905	2,810,705	621,881	746,019	88,878	1,307,038	19,261,426

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at				Balances at
	beginning of	Increases	Decreases		end of the
Breakdown	fiscal year	(1)	Write off	Reversals	period
ALLOWANCES
Government and private securities
For impairment in value	44	3			47
Loans
For uncollectibility risk and impairment in value	416,233	33,746	34,908	12,654	402,417
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	230,655	1,953	339	1,040	231,229
Assets subject to financial leases
For uncollectibility risk	3,314	29		368	2,975
Investments in other companies
For impairment in value	747				747
Other receivables
For uncollectibility risk	13,949	78	13	62	13,952
Total allowances	664,942	35,809	35,260	14,124	651,367

PROVISIONS
Contingent commitments	966			105	861
For negative goodwill	483			483
For other contingencies	63,547	6,747	1,639	68	68,587
Difference from court deposits dollarization	9,415	198			9,613
Total liabilities	74,411	6,945	1,639	656	79,061

(1)  See note 3.3.f). and 3.3.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Paid in
Registered common stock A	11,235,670	5	11,236	11,236
Registered common stock B	583,249,498	1	583,249	583,249

Total	594,485,168		594,485	594,485

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010										12/31/2009
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	Yen	krone	krone	Euro	Total
ASSETS
Cash	1,906,198	1,883,117	565	703	58	79	328	9	36	21,303	2,021,681
Government and private securities	67,421	67,421									1,162,697
Loans	1,984,051	1,983,793								258	1,825,296
Other receivables from financial intermediation	1,599,075	1,597,921								1,154	1,154,897
Assets subject to financial leases	69,631	69,631									72,334
Investments in other companies	170,463	170,463									165,126
Other receivables	32,545	32,545									28,816
Items pending allocation	185	185									210

Total	5,829,569	5,805,076	565	703	58	79	328	9	36	22,715	6,431,057

LIABILITIES
Deposits	2,908,581	2,908,581									2,926,410
Other liabilities from financial intermediation	650,980	636,433	25	15		33			6	14,468	1,845,306
Other liabilities	2,857	2,857									3,233
Subordinated corporate bonds	597,665	597,665									571,510
Items pending allocation	32	32									2

Total	4,160,115	4,145,568	25	15		33			6	14,468	5,346,461

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	809,280	809,256								24	780,318
Control	992,010	966,826	94	2		97				24,991	983,670
Derivatives	42,350	42,350									41,917
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	301,553	288,665								12,888	337,795
Derivatives	23,238	23,238									22,030

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	03/31/2010	12/31/2009

Item	Total (1)	Total (1)
Loans
Overdrafts	1,583	1,374
Without Senior guarantees or counter-guarantees	1,583	1,374
Documents	92	1,092
Without Senior guarantees or counter-guarantees	92	1,092
Mortgage and pledged	1,010	1,148
With Senior “B” guarantees and counter-guarantees	1,010	1,105
Without Senior guarantees or counter-guarantees		43
Credit cards	855	7,487
Without Senior guarantees or counter-guarantees	855	7,487
Other	8,263	1,184
Without Senior guarantees or counter-guarantees	8,263	1,184
Total loans	11,803	12,285

Other receivables from financial intermediation	5,759	6,003

Assets subject to financial leases and other	2,069	2,143

Contingent Commitments	45,189	45,356

Investments in other companies	413,590	392,340
Total	478,410	458,127

Allowances / Provisions	305	313

(1) As of March 31, 2010, and December 31, 2009 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted monthly average term	Residual weighted monthly average term	Weighted daily average term of settlement of differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	34		71,845

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	18	6		23,238

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		1,308,278

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	7	3	1	23,469

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	2	1	1	777,802

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	4	2	30	76,179

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	102	90	42,350

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	50	43	30	116,000
Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2010	12/31/2009
ASSETS

A.	CASH
	Cash on hand	1,188,621	1,304,922
	Due from banks and correspondents
	Central Bank of Argentina	3,002,080	2,910,020
	Local Other	14,723	11,454
	Foreign	754,991	789,559
	Other	242	237
		4,960,657	5,016,192

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings in investment accounts	212,011	659,371
	Holdings for trading or financial intermediation	1,882,002	1,511,071
	Unlisted government securities	78,416	79,449
	Instruments issued by the Central Bank of Argentina	5,209,055	4,650,421
	Investments in listed private securities		80,876
	less: Allowances (Note 3.)	(47)	(44)
		7,381,437	6,981,144

C.	LOANS
	To the non-financial government sector	338,906	206,484
	To the financial sector
	Interbank financing	4,579	50,000
	Other financing to Argentine financial institutions	48,595	40,442
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	272	474
	To the non-financial private sector and foreign residents
	Overdrafts	1,254,887	1,436,292
	Documents	1,341,493	1,412,551
	Mortgage loans	801,970	746,762
	Pledged loans	282,293	262,508
	Personal loans	4,234,140	4,006,592
	Credit cards	970,040	950,098
	Other	2,447,413	2,271,756
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	187,326	182,168
	less: Unposted payments	(29)	(29)
	less: Unearned discount	(20,144)	(21,246)
	less: Allowances (Note 3.)	(433,588)	(448,045)
		11,458,153	11,096,807

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2010	12/31/2009
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	1,553,507	1,284,709
	Amounts receivable from spot and forward sales pending settlement	456,100	37,042
	Securities and foreign currency receivable from spot and forward purchases pending settlement	86,674	536,560
	Unlisted corporate bonds	273,536	80,746
	Receivables from forward transactions without delivery of underlying asset	3,188	5,295
	Other receivables not covered by debtors classification standards	736,157	598,224
	Other receivables covered by debtors classification standards	98,298	69,296
	Accrued interest receivables covered by debtors classification standards	6
	less: Allowances (Note 3.)	(232,694)	(231,219)
		2,974,772	2,380,653

E.	ASSETS SUBJECT TO FINANCIAL LEASES
	Assets subject to financial leases	225,079	250,239
	less: Allowances (Note 3.)	(3,278)	(3,649)
		221,801	246,590

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	543	531
	Other	10,933	10,925
	less: Allowances (Note 3.)	(1,497)	(1,497)
		9,979	9,959

G.	OTHER RECEIVABLES
	Receivables from sale of assets	10,743	12,231
	Minimum presumed income tax - Tax Credit	10,428	10,280
	Other	419,294	357,483
	Accrued interest and adjustments receivable on receivables from sale of assets	559	481
	Other accrued interest and adjustments receivables	3
	less: Allowances (Note 3.)	(13,983)	(13,980)
		427,044	366,495

H.	BANK PREMISES AND EQUIPMENT, NET	429,710	433,625

I.	OTHER ASSETS	119,563	114,342

J.	INTANGIBLE ASSETS
	Goodwill	52,937	55,045
	Organization and development costs	163,106	155,529
		216,043	210,574

K.	ITEMS PENDING ALLOCATION	2,418	2,857

TOTAL ASSETS		28,201,577	26,859,238

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2010	12/31/2009
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	4,312,445	3,613,924
	From the financial sector	10,949	14,052
	From the non-financial private sector and foreign residents
	Checking accounts	3,256,149	3,275,826
	Savings accounts	3,236,258	3,445,577
	Time deposits	8,140,724	7,711,471
	Investment accounts	54,122	52,286
	Other	447,404	416,503
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	55,307	63,227
		19,513,358	18,592,866

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	1,934	1,897
	Banks and International Institutions	30,041	219,743
	Non-subordinated Corporate Bonds	609,485	601,016
	Amounts payable for spot and forward purchases pending settlement	85,214	492,183
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	1,737,338	1,076,047
	Put options sold premiums		80
	Financing received from Argentine financial institutions
	Interbank financing	62,182	145,000
	Other financing received from Argentine financial Institutions	18,611	18,957
	Accrued interest payables	15	78
	Other	695,231	732,686
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	41,535	50,383
		3,281,586	3,338,070

N.	OTHER LIABILITIES
	Fees	750	624
	Other	1,085,006	883,458
		1,085,756	884,082

O.	PROVISIONS (Note 3.)	93,340	88,275

P.	SUBORDINATED CORPORATE BONDS	598,156	572,473

Q.	ITEMS PENDING ALLOCATION	2,381	3,987

	MINORITY INTERESTS IN SUBSIDIARIES	22,159	20,684

	TOTAL LIABILITIES	24,596,736	23,500,437

	SHAREHOLDERS' EQUITY	3,604,841	3,358,801

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		28,201,577	26,859,238

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2010	12/31/2009
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	12,394,220	12,204,355
Contingent	4,529,823	4,430,261
Guarantees received	4,099,340	3,963,188
Other not covered by debtors classification standards	322	359
Contingent debit-balance contra accounts	430,161	466,714
Control	5,970,219	6,152,834
Receivables classified as irrecoverable	822,825	797,220
Other	4,935,054	5,094,428
Control debit-balance contra accounts	212,340	261,186
Derivatives	1,130,883	1,033,601
Notional value of call options sold		25,229
Notional value of forward transactions without delivery of underlying asset	719,970	461,234
Interest rate swap	158,350	157,917
Derivatives debit-balance contra accounts	252,563	389,221
Trust activity	763,295	587,659
Trust funds	763,295	587,659

CREDIT-BALANCE ACCOUNTS	12,394,220	12,204,355
Contingent	4,529,823	4,430,261
Other guarantees provided covered by debtors classification standards	80,913	85,213
Other guarantees provided not covered by debtors classification standards	130,966	130,826
Other covered by debtors classification standards	218,282	250,675
Contingent credit-balance contra accounts	4,099,662	3,963,547
Control	5,970,219	6,152,834
Checks to be credited	212,340	261,186
Control credit-balance contra accounts	5,757,879	5,891,648
Derivatives	1,130,883	1,033,601
Notional value of put options taken	23,238	32,905
Notional value of put options sold	71,845	69,900
Notional value of forward transactions without delivery of underlying asset	157,480	286,416
Derivatives credit-balance contra account	878,320	644,380
Trust activity	763,295	587,659
Trust activity credit-balance contra accounts	763,295	587,659

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
AS OF MARCH 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2010	03/31/2009 (1)

A.	FINANCIAL INCOME
	Interest on cash and due from banks	3	90
	Interest on loans to the financial sector	2,044	3,288
	Interest on overdrafts	59,620	99,330
	Interest on documents	34,714	57,065
	Interest on mortgage loans	25,667	26,912
	Interest on pledged loans	11,538	16,411
	Interest on credit card loans	47,395	47,149
	Interest on other loans	345,244	300,075
	Interest on other receivables from financial intermediation	113	30
	Income from government and private securities, net	369,570	184,230
	Income from guaranteed loans - Presidential Decree No. 1,387/01	54	3,160
	Net income from options	600
	CER (Benchmark Stabilization Coefficient) adjustment	961	5,030
	CVS (Salary Variation Coefficient) adjustment	176	158
	Difference in quoted prices of gold and foreign currency	43,842	46,351
	Other	30,964	135,959
		972,505	925,238

B.	FINANCIAL EXPENSE
	Interest on checking accounts	3,008	4,751
	Interest on savings accounts	4,622	4,048
	Interest on time deposits	229,994	334,296
	Interest on interfinancing received loans	1,143	467
	Interest on other financing from Financial Institutions	2	3
	Interest on other liabilities from financial intermediation	16,168	22,100
	Interest on subordinated bonds	14,097	13,148
	Other interest	489	1,097
	CER adjustment	1,412	1,879
	Contribution to Deposit Guarantee Fund	7,924	7,083
	Other	39,666	39,700
		318,525	428,572

	GROSS INTERMEDIATION MARGIN - GAIN	653,980	496,666
C.	PROVISION FOR LOAN LOSSES	37,828	25,746

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	19,985	13,538
	Related to deposits	179,414	168,934
	Other commissions	5,767	6,573
	Other	77,812	63,006
		282,978	252,051

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
AS OF MARCH 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		03/31/2010	03/31/2009 (1)

E.	SERVICE-CHARGE EXPENSE
	Commissions	16,520	14,273
	Other	46,156	40,069
		62,676	54,342

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	279,709	232,028
	Directors' and statutory auditors' fees	4,151	12,568
	Other professional fees	17,246	16,501
	Advertising and publicity	8,464	6,887
	Taxes	20,255	18,087
	Depreciation of bank premises and equipment	14,045	13,082
	Amortization of organization and development costs	9,599	7,803
	Other operating expenses	55,812	48,008
	Other	4,873	4,504
		414,154	359,468

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	422,300	309,161

G.	OTHER INCOME
	Income from long-term investments	305
	Penalty interest	6,434	5,538
	Recovered loans and allowances reversed	23,117	9,951
	CER adjustments	34	15
	Others	5,784	7,698
		35,674	23,202

H.	OTHER EXPENSE
	Loss from long-term investments		149
	Penalty interest and charges payable to the Central Bank of Argentina	12	12
	Charges for other receivables uncollectibility and other allowances	7,533	6,711
	Amortization of differences related to court orders	4,187	6,441
	Depreciation and loss of other assets	551	538
	Goodwill amortization	2,108	2,108
	Other	6,241	4,545
		20,632	20,504

	MINORITY INTEREST IN SUBSIDIARIES	(1,473)	(722)

	NET INCOME BEFORE INCOME TAX - GAIN	435,869	311,137

I.	INCOME TAX	189,829	155,181

	NET INCOME FOR THE PERIOD - GAIN	246,040	155,956

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these  statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
AS OF MARCH 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
 See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2010	03/31/2009 (1)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	5,396,063	3,523,897
Cash at end of the period	5,580,349	3,713,093
Net Increase in cash	184,286	189,196

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
Government and private securities	1,240,458	(567,763)
Loans
To the financial sector	39,513	10,362
To the non-financial government sector	(132,350)	(37,865)
To the non-financial private sector and foreign residents	229,499	504,824
Other receivables from financial intermediation	(1,121,056)	(824,142)
Assets subject to financial leases	37,926	44,790
Deposits
From the financial sector	(3,103)	(6,327)
From the non-financial government sector	634,806	179,081
From the non-financial private sector and foreign residents	64,406	947,451
Other liabilities from financial intermediation
Financing facilities from the financial sector	(83,962)	(10,669)
Others (except liabilities included under financing activities)	(298,851)	310,252
Collections related to service-charge income	281,627	250,970
Payments related to service-charge expenses	(60,361)	(53,174)
Administrative expenses paid	(379,804)	(317,508)
Payment of organization and development costs	(17,192)	(8,813)
Net collections from penalty interest	6,426	5,532
Differences from payments related to court orders	(4,191)	(6,382)
Collections of dividends from other companies		6
Other collections related to other income and losses	3,220	3,253
Net payments for other operating activities	(28,169)	(29,032)
Payment of income tax / minimum presumed income tax	(53,271)	(15,228)
Net cash flows generated in operating activities	355,571	379,618

(1) See Note 3.1. to the stand-alone financial statements.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
AS OF MARCH 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
 See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2010	03/31/2009 (1)
Investing activities
Net payments for bank premises and equipment	(9,441)	(5,211)
Net payments for other assets	(6,409)	(21,782)
Payments from purchases of investments in other companies		(6)
Other collections / (payments) for other investing activities	413	(7,634)
Net cash flows used in investing activities	(15,437)	(34,633)

Financing activities
Net collections/ (payments):
Non-subordinated corporate bonds	(17,367)	(17,389)
Central Bank of Argentina:
Other	37	(77,675)
Banks and International Institutions	(190,820)	(18,045)
Subordinated corporate bonds		(481)
Financing received from Argentine financial institutions	(595)	(2,993)
Other payments from financing activities
Own shares reacquired		(52,559)
Net cash flows used in financing activities	(208,745)	(169,142)

Financial income and holding gains on cash and cash equivalents	52,897	13,353

Net increase in cash	184,286	189,196

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2010	12/31/2009

COMMERCIAL

In normal situation	5,568,315	5,326,903
With Senior “A” guarantees and counter-guarantees	152,215	227,375
With Senior “B” guarantees and counter-guarantees	767,516	677,310
Without Senior guarantees or counter-guarantees	4,648,584	4,422,218

Subject to special monitoring Under observation	125,428	114,424
With Senior “B” guarantees and counter-guarantees	7,915	5,805
Without Senior guarantees or counter-guarantees	94,885	104,281
Tracking under negotiation or with refinancing agreement
With Senior “B” guarantees and counter-guarantees	4,065	3,932
Without Senior guarantees or counter-guarantees	18,563	406

Troubled	10,368	51,007
With Senior “B” guarantees and counter-guarantees	6,472	7,872
Without Senior guarantees or counter-guarantees	3,896	43,135

With high risk of insolvency	78,029	54,763
With Senior “A” guarantees and counter-guarantees		561
With Senior “B” guarantees and counter-guarantees	8,988	8,504
Without Senior guarantees or counter-guarantees	69,041	45,698

Irrecoverable	14,044	12,744
With Senior “B” guarantees and counter-guarantees	2,350	2,429
Without Senior guarantees or counter-guarantees	11,694	10,315

Subtotal Commercial	5,796,184	5,559,841

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2010	12/31/2009

CONSUMER

Performing	6,604,413	6,355,377
With Senior “A” guarantees and counter-guarantees	24,032	28,392
With Senior “B” guarantees and counter-guarantees	678,010	719,501
Without Senior guarantees or counter-guarantees	5,902,371	5,607,484

Low risk	123,333	99,822
With Senior “A” guarantees and counter-guarantees	283	23
With Senior “B” guarantees and counter-guarantees	22,548	12,143
Without Senior guarantees or counter-guarantees	100,502	87,656

Medium risk	87,111	89,545
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	11,338	12,836
Without Senior guarantees or counter-guarantees	75,772	76,709

High risk	136,274	140,838
With Senior “A” guarantees and counter-guarantees		191
With Senior “B” guarantees and counter-guarantees	12,645	11,513
Without Senior guarantees or counter-guarantees	123,629	129,134

Irrecoverable	51,478	47,906
With Senior “A” guarantees and counter-guarantees	64
With Senior “B” guarantees and counter-guarantees	11,653	9,758
Without Senior guarantees or counter-guarantees	39,761	38,148

Irrecoverable according to Central Bank's rules	364	404
With Senior “A” guarantees and counter-guarantees		2
Without Senior guarantees or counter-guarantees	364	402

Subtotal Consumer	7,002,973	6,733,892
Total	12,799,157	12,293,733

The accompanying notes 1 through 5 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA standards - Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line (i) its balance sheets as of March 31, 2010, and December 31, 2009, and (ii) the statements of income and cash flows for the three—month periods ended March 31, 2010, and 2009, with the financial statements of the subsidiaries listed in point 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of March 31, 2009, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of March 31, 2010):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (a)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (b) y (c)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 784).

(b)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(c)	The indirect equity interest of Banco Macro S.A comes, mainly, from Sud Inversiones & Análisis S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to BCRA rules.  Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the BCRA trading room and effective for the foreign currency at the closing of transactions on the last business day of the period ended March 31, 2010, and  the year ended December 31, 2009.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income as for the three-month periods ended March 31, 2010, and 2009, were converted into pesos, as of such dates according to the method described in a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of fiscal year and retained earnings at the period-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of March 31, 2010, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	267,685	1,037,628

Liabilities	223,854	867,727

Shareholders’ equity	43,831	169,901

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of March 31, 2010:

	Banco Macro S.A.	Banco del Tucumán S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A. consolidated

Assets	25,380,215	2,126,915	1,037,628	94,238	437,419	28,201,577

Liabilities	21,775,374	1,909,135	867,727	48,328	3,828	24,596,736

Shareholders’ equity	3,604,841	217,780	169,901	45,910	433,591	3,604,841

Income (loss)	246,040	14,565	5,324	2,578	22,467	246,040

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

1.5.	Statement of cash flows

The Bank and its subsidiaries consider “cash and cash equivalents” to be the Cash and Government and private securities accounts which mature less than 90 days as from their date of acquisition. As of March 31, 2010 and December 31, 2009, such securities total 619,692 and 379,871, respectively, while as of March 31, 2009 and December 31, 2008, the Bank and its subsidiaries had no securities under that condition.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of March 31, 2010 and December 31, 2009, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones for an amount of 25,031 and 25,006, respectively.

b)	Other receivables

As of March 31, 2010 and December 31, 2009, this includes other receivables in the amount of 2,296 and 2,178, respectively.

2.2.	Macro Securities S.A. Sociedad de Bolsa:

a)	Interests in other companies
a.1)
As of March 31, 2010 and December 31, 2009, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,205, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702. This system enables the payment of the abovementioned taxes to be deferred up to the fifth year after the launch of the project (in this case, 2007), while it sets forth that the investment must be kept in assets for a period of at least five years as from January 1 of the year following the year in which the investment was made (in this case 2003).

a.2)	As of March 31, 2010 and December 31, 2009, this includes other investments in other companies in the amount of 1,453.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

3.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of March 31, 2010:

	Balances at
	beginning of		Decreases		Balances at
Item	year	Increases	Write off	Reversals	period-end

Allowances

For government and private securities	44	3			47

For loans	448,045	36,037	37,656	12,838	433,588

For other receivables from financial intermediation	231,219	2,882	367	1,040	232,694

For assets subject to financial lease	3,649	30		401	3,278

For investments in other companies	1,497				1,497

For other receivables	13,980	78	13	62	13,983

Total	698,434	39,030	38,036	14,341	685,087

Provisions

For contingent commitments	966			105	861

For negative goodwill	483			483

For other contingencies	66,847	7,082	1,791	68	72,070

Difference from court deposits dollarization	19,979	430			20,409

Total	88,275	7,512	1,791	656	93,340

4.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in gross absolute values of transactions effective as of March 31, 2010 and December 31, 2009, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

Type of contract / underlying asset	03/31/2010	12/31/2009

Futures / Foreign currency	801,271	661,610

Repo transactions	1,626,478	1,581,008

Forwards / Foreign currency	76,179	86,039

Options / Boden coupons	71,845	69,900

Swap / Other	158,350	157,917

Options / Other	23,238	47,259

Options / Foreign currency		10,875

Forwards / Government securities	26,120

In addition, positions of transactions effective as of March 31, 2010 and December 31, 2009, are as follows:

Transaction	03/31/2010	12/31/2009

Net liability position of repurchase agreements	(1,626,478)	(539,658)

Net asset position of forward foreign-currency transactions without delivery of underlying asset	562,490	174,818

Position of put options sold on Boden 2012 and 2013 coupons	71,845	69,900

Interest rate swaps	158,350	157,917

Position of put options purchased		25,229

Net asset position of forward government securities transactions offset	26,120

Position of call options sold	23,238	32,905

5.	TRUST AGREEMENTS

In addition to the statements mentioned in note 15 to the Bank’s stand-alone financial statements, the subsidiaries are related to different types of trusts.  The different types of trust agreements, according to the Bank’s business purpose, are disclosed below.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2010
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

5.1.	Financial trusts for investment purposes:

In addition to the disclosures made in note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation recorded in their financial statements as of March 31, 2010 and December 31, 2009:

Financial trust	03/31/2010	12/31/2009

Certificates of participation:

TST & AF (a)	56,249	43,617

Other	5,382	6,136
Total certificates of participation	61,631	49,753

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Sud Inversiones y Análisis S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of March 31, 2010, Macro Bank Limited is the beneficiary of 63.33% of the certificates of participation issued by TST & AF Trust, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them. As of December 31, 2009 Macro Bank Limited was the beneficiary of 46.67% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. was the beneficiary of 50% of them.

As per the latest accounting information available to date, corpus assets amounted to about 149,334.

5.2.	Trusts created using financial assets transferred by the Bank

Banco del Tucuman S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

According to the last accounting information available as of the date of issuance of these financial statements, the corpus assets totaled around 489 to both dates.

5.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration)

As mentioned in note 15.4. to the stand-alone financial statements, in these trusts the Bank only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of March 31, 2010 and December 31, 2009, the trusts’ assets managed amount to 411,859 and 413,839, respectively.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2010		12/31/2009
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	183,784	183,881	191,384
Secured bonds under Presidential Decree No. 1,579/02	31,008	25,646	178,979
Federal government bonds in US dollars at LIBOR - Maturity: 2012	2,165	1,888	1,784
Federal government bonds in US dollars at LIBOR - Maturity: 2013	694	596	562
Federal government bonds in pesos – Maturity: 2014			222,169
Federal Government bonds in US dollars at 7% - Maturity: 2015			38,881
Discount bonds denominated in pesos - Maturity: 2033			18,207
Consolidation bonds in pesos – Sixth series			5,350
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)			1,594
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)			461
Subtotal holdings in investment accounts		212,011	659,371

Holdings for trading or financial intermediation
- Local
Discount bonds denominated in pesos - Maturity: 2033	1,297,110	1,297,110	9,752
Federal government bonds in US dollars at LIBOR - Maturity: 2012	56,658	56,658	52,874
Consolidation bonds of social security payables in pesos – Fourth Series	9,011	9,011	7,525
Federal government bonds in pesos – Maturity: 2014	3,894	3,894	6,579
Secured bonds under Presidential Decree No. 1,579/02	3,851	3,851	1,433
Federal government bonds in pesos at BADLAR Private + 2,75 – Maturity: 2014	3,689	3,689	1,464
Consolidation bonds in pesos – Fourth series at 2%	1,271	1,271	599
Federal Government bonds in US dollars at 7% - Maturity: 2015	1,159	1,159	1,544
Federal government bonds in US dollars at LIBOR - Maturity: 2013	783	783	345
Consolidation bonds in pesos – Sixth series	195	195	382
Federal Government bonds in US dollars at 7% - Maturity: 2017			1,046,220
Federal government bonds in pesos at BADLAR Private + 300 Pbs – Maturity: 2015			1,064
Other	472	472	1,624
Subtotal local holdings for trading or financial intermediation		1,378,093	1,131,405

- Foreign
Treasury Bill - Maturity: 04-08-10		503,909
Treasury Bill - Maturity: 01-14-10			379,666
Subtotal foreign holdings for trading or financial intermediation		503,909	379,666
Subtotal holdings for trading or financial intermediation		1,882,002	1,511,071

Unlisted government securities
- Local
Federal government bonds in pesos at BADLAR Private + 3,50 – Maturity: 2013		42,771	44,541
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		18,878	19,160
Federal government bonds in pesos at variable rate - Maturity: 2013		9,875	9,738
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		2,988	3,820
Province of Tucumán bonds - First series in pesos - Maturity: 2018		1,897	1,984
Federal government bonds in pesos at BADLAR Private + 300 Pbs – Maturity: 2015		1,027
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)		378
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)		369
Consolidation bonds in pesos – Second series at 2%		230	199
Other		3	7
Subtotal unlisted government securities		78,416	79,449

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2010		12/31/2009
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 06-16-10	293,233	293,233
Central Bank of Argentina Internal bills in pesos – Maturity: 04-07-10	229,884	229,884
Central Bank of Argentina Internal bills in pesos – Maturity: 04-14-10	198,529	198,529
Central Bank of Argentina Internal bills in pesos – Maturity: 05-12-10	98,786	98,786
Central Bank of Argentina Internal bills in pesos – Maturity: 04-28-10			196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		820,432	196,021

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina Internal bills in pesos – Maturity: 09-29-10		318,200
Central Bank of Argentina Internal bills in pesos – Maturity: 04-27-11			14,652
Subtotal Central Bank of Argentina Bills – Under repo transactions		318,200	14,652

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 05-19-10		757,100	733,492
Central Bank of Argentina Internal bills in pesos – Maturity: 06-09-10		746,677
Central Bank of Argentina Internal bills in pesos – Maturity: 07-07-10		434,914
Central Bank of Argentina Internal bills in pesos – Maturity: 07-21-10		355,847
Central Bank of Argentina Internal bills in pesos – Maturity: 04-28-10		235,619
Central Bank of Argentina Internal bills in pesos – Maturity: 07-14-10		217,889
Central Bank of Argentina Internal bills in pesos – Maturity: 05-26-10		142,298
Central Bank of Argentina Internal bills in pesos – Maturity: 05-05-10		98,776
Central Bank of Argentina Internal bills in pesos – Maturity: 04-21-10		2,485
Central Bank of Argentina Internal bills in pesos – Maturity: 03-10-10			535,929
Central Bank of Argentina Internal bills in pesos – Maturity: 01-27-10			297,480
Central Bank of Argentina Internal bills in pesos – Maturity: 04-14-10			193,187
Central Bank of Argentina Internal bills in pesos – Maturity: 04-07-10			193,084
Central Bank of Argentina Internal bills in pesos – Maturity: 01-13-10			99,532
Central Bank of Argentina Internal bills in pesos – Maturity: 02-10-10			98,528
Central Bank of Argentina Internal bills in pesos – Maturity: 05-05-10			95,608
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		2,991,605	2,246,840

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03-25-10			34,200
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02-10-10			23,101
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-06-10			7,728
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01-20-10			3,435
Subtotal Central Bank of Argentina notes - Listed - Own portfolio			68,464
Subtotal instruments issued by the Central Bank of Argentina		4,130,237	2,525,977

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	03/31/2010		12/31/2009
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		4,130,237	2,525,977
Subtotal Central Bank of Argentina Notes – Under repo transactions

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 05-05-10		509,288	513,459
Central Bank of Argentina internal notes in pesos with variable BADLAR rate + 2,5% – Maturity: 07-21-2010		308,547
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 04-21-10		257,850	251,148
Central Bank of Argentina notes in pesos with variable BADLAR rate – Maturity: 05-18-11		3,133
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 04-21-10			449,873
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-13-10			360,842
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 02-17-10			344,377
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01-20-10			204,745
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		1,078,818	2,124,444
Total Instruments issued by the Central Bank of Argentina		5,209,055	4,650,421
Total Government securities		7,381,484	6,900,312

INVESTMENTS IN LISTED PRIVATE SECURITIES			80,876

Total government and private securities (1)		7,381,484	6,981,188

(1)  As of March 31, 2010, and december 31, 2009,  the Bank booked allowances for impairment in value amounting to 47 and 44, respectively.

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 19, 2010

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director